INTERNATIONAL MUREX TECHNOLOGIES CORPORATION
                   COMPUTATION OF EARNINGS PER SHARE


                                                           Three Months Ended             March 31,
                                                          1996           1995

PRIMARY
Weighted average shares outstanding
 during the period                                      16,160         16,569
Shares issuable upon assumed exercise
 of stock options and warrants, less
 amounts assumed repurchased under
 treasury stock method(1)

Total common shares and common
  share equivalents                                     16,160         16,569

 Net income (loss)                                     ($1,109)       ($2,174)

Primary per share amount                               ($ 0.07)       ($ 0.13)

FULLY DILUTED(2)
Total common shares and common
  share equivalents                                     16,160         16,569
Additional shares issuable upon
  assumed exercise of stock options
  and warrants, less amounts assumed
  repurchased under treasury stock method(1)
   Total                                               $16,160        $16,569

 Net income (loss)                                     ($1,109)       ($2,174)

 Fully diluted per share amount                        ($ 0.07)       ($ 0.13)

(1) Shares issued from assumed exercise of options and warrants include the number of incremental shares which result from applying the "treasury stock method" for options and warrants, APB Opinion No. 15, paragraph 36. The options and warrants are antidilutive in 1995 and 1996 and are not included in the calculation.

(2) This calculation is submitted in accordance with 17 CFR 229.601(b)(11) although not required by APB Opinion No. 15 because it results in dilution of less than 3%.